Fortuna Silver Mines Inc.

March 31, 2015

Condensed Interim Consolidated Financial Statements

May 8, 2015

(All amounts in US$’000’s unless otherwise stated)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 1

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME
(Unaudited - Expressed in thousands of US Dollars, except for share and per share amounts)

		Three months ended March 31,
	Notes	2015	2014
Sales	13	$39,804	$45,480
Cost of sales		27,223	28,276
Mine operating earnings		12,581	17,204

Other expenses
Selling, general and administrative expenses	7 a), 7 b)	4,575	7,943
Exploration and evaluation costs		45	-
Other operating recoveries		-	(12)
Operating income		7,961	9,273

Finance items
Interest income		97	61
Interest expense		112	(268)
Net finance expense		209	(207)

Income before tax		8,170	9,066

Income taxes		4,316	4,213
Net income for the period		$3,854	$4,853

Earnings per share - Basic	10 e) i	$0.03	$0.04
Earnings per share - Diluted	10 e) ii	$0.03	$0.04
Weighted average number of shares outstanding - Basic	10 e) i	128,809,493	126,007,574
Weighted average number of shares outstanding - Diluted	10 e) ii	129,956,554	127,093,955

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 2

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended March 31,
	Notes	2015	2014
Net income for the period		$3,854	$4,853
Other comprehensive loss
Items that may be classified subsequently to net income
Unrealized (loss) on translation of net investment, net of nil taxes		(2,324)	(1,593)
Unrealized gain on translation to presentation currency on foreign operations, net of nil taxes		1,430	982
		(894)	(611)
Total comprehensive income for the period		$2,960	$4,242

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 3

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended March 31,
	Notes	2015	2014
OPERATING ACTIVITIES
Net income for the period		$3,854	$4,853
Items not involving cash
Depletion and depreciation		6,410	6,045
Accretion of provisions		(208)	165
Income taxes		4,316	4,213
Share-based payments		518	2,722
Loss on disposal of mineral properties, plant and equipment		-	(12)
Accrued interest on long term loans receivable and payable		(3)	(10)
Other		3	4
		14,890	17,980
Changes in non-cash working capital items
Accounts receivable and other assets		(92)	1,351
Prepaid expenses		(80)	(92)
Inventories		789	877
Trade and other payables		2.638	5,326
Provisions		(1)	(8)
Cash provided by operating activities before interest and income taxes		18,144	25,434
Income taxes paid		(9,641)	(1,126)
Interest expense paid		-	(2)
Interest income received		88	62
Net cash provided by operating activities		8,591	24,368

INVESTING ACTIVITIES
Purchase of short term investments		(18,969)	(8,925)
Redemptions of short term investments		18,264	5,000
Expenditures on mineral properties, plant and equipment		(6,076)	(10,003)
Advances of deposits on long term assets		(2,855)	(2,869)
Receipts of deposits on long term assets		526	2,041
Proceeds on disposal of mineral properties, plant and equipment		-	17
Net cash used in investing activities		(9,110)	(14,739)

FINANCING ACTIVITIES
Net proceeds on issuance of common shares		1,002	158
Repayment of finance lease obligations		-	(81)
Net cash provided by financing activities		1,002	77

Effect of exchange rate changes on cash and cash equivalents		(370)	(218)

INCREASE IN CASH AND CASH EQUIVALENTS		483	9,706

Cash and cash equivalents - beginning of period		42,867	31,704

CASH AND CASH EQUIVALENTS - END OF PERIOD		$42,980	$41,192

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 4

FORTUNA SILVER MINES INC.
CONDENDSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of US Dollars)

	Notes	March 31, 2015	December 31, 2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$42,980	$42,867
Short term investments		34,209	34,391
Accounts receivable and other assets	3	20,476	20,585
Prepaid expenses		1,639	1,592
Inventories	4	14,122	14,937
Total current assets		113,426	114,372
NON-CURRENT ASSETS
Deposits on long-term assets	3	3,990	1,963
Deferred income tax assets		156	126
Mineral properties, plant and equipment	5	233,688	233,849
Total assets		$351,260	$350,310

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	6, 7 c)	$23,791	$21,467
Provisions	9	884	809
Income tax payable		2,459	9,745
Total current liabilities		27,134	32,021
NON-CURRENT LIABILITIES
Other liabilities	8	4,578	4,661
Provisions	9	11,640	11,889
Deferred income tax liabilities		30,944	29,026
Total liabilities		74,296	77,597
EQUITY
Share capital		202,462	201,057
Equity reserve		13,685	13,800
Accumulated other comprehensive income		1,116	2,010
Retained earnings		59,701	55,846
Total equity		276,964	272,713
Total liabilities and equity		$351,260	$350,310
Contingencies and capital commitments	14
Subsequent event	15

APPROVED BY THE DIRECTORS
"Jorge Ganoza Durant", Director	"Robert R. Gilmore" , Director
Jorge Ganoza Durant	Robert R. Gilmore

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 5

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,
(Unaudited - Expressed in thousands of US Dollars, except for share amounts)

		Attributable to equity holders of the Company
		Share Capital			Accumulated Other Comprehensive Income
	Notes	Number of Shares	Amount	Equity Reserve	Foreign Currency Reserve	Total Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity
Balance - December 31, 2014		128,537,742	$ 201,057	$ 13,800	$ 2,010	$ 2,010	$ 55,846	$ 272,713
Exercise of options		308,100	1,002	-	-	-	-	1,002
Transfer of share option and warrant reserve on exercise of options		-	403	(403)	-	-	-	-
Share-based payments expense		-	-	288	-	-	-	288

Net income for the period		-	-	-	-	-	3,854	3,854
Unrealized loss on translation of net investment		-	-	-	(2,324)	(2,324)	-	(2,324)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	1,430	1,430	-	1,430
Total comprehensive loss for the period					(894)	(894)	3,854	2,961
Balance – March 31, 2015		128,845,842	$ 202,462	$ 13,685	$ 1,116	$ 1,116	$ 59,701	$ 276,964

Balance - December 31, 2013		125,973,966	$ 189,092	$ 15,200	$ 3,124	$ 3,124	$ 40,244	$ 247,660
Exercise of options		64,866	158	-	-	-	-	158
Transfer of share option and warrant reserve on exercise of options		-	99	(99)	-	-	-	-
Share-based payments expense		-	-	607	-	-	-	607

Net income for the period		-	-	-	-	-	4,853	4,853
Unrealized loss on translation of net investment		-	-	-	(1,593)	(1,593)	-	(1,593)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	982	982	-	982
Total comprehensive loss for the period					(611)	(611)	4,853	4,242
Balance – March 31, 2014		126,038,832	$ 189,349	$ 15,708	$ 2,513	$ 2,513	$ 45,097	$ 252,667

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements Page 6

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

1.

Corporate Information

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM; on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI; and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

2.

Basis of Consolidation and Summary of Significant Accounting Policies

a)

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  The policies applied in these Financial Statements are based on International Financial Reporting Standards (“IFRS”) issued and effective as at March 31, 2015.  The Board of Directors approved these financial statements for issue on May 8, 2015.

The Financial Statements of the Company for the three month period ended March 31, 2015 have been prepared by management.  The Financial Statements do not include all of the information required for full annual financial statements.  The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014, which includes information necessary or useful to understanding the Company’s business and financial presentation.  In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2014, and have been consistently applied in the preparation of these Financial Statements.

b)

Basis of Consolidation

These Financial Statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are entities controlled by the Company.  Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities.  Control is normally achieved through ownership, directly or indirectly, of more than 50% of the voting power.  Control can also be achieved through power over more than half the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

For non-wholly owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position.

Page 7

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

b)

Basis of Consolidation (continued)

Net income for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.  The principal subsidiaries of the Company and their geographic locations at March 31, 2015 were as follows:

Name	Entity Type at March 31, 2015	Location	Economic Interest at March 31, 2015	Principal Activity	Method
Minera Bateas S.A.C. (“Bateas”)	Subsidiary	Peru	100%	Caylloma Mine	Consolidation
Fortuna Silver Mines Peru S.A.C. (“FSM Peru”)	Subsidiary	Peru	100%	Service company	Consolidation
Compania Minera Cuzcatlan SA (“Cuzcatlan”)	Subsidiary	Mexico	100%	San Jose Mine	Consolidation
Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”)	Subsidiary	Mexico	100%	Exploration company	Consolidation
Fortuna Silver (Barbados) Inc. (“Barbados”)	Subsidiary	Barbados	100%	Holding company	Consolidation
Continuum Resources Ltd. (“Continuum”)	Subsidiary	Canada	100%	Holding company	Consolidation

As at March 31, 2015, the Company has no joint arrangements or associates.

c)

Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when title or the significant risks and rewards of ownership of the concentrates have been transferred to the buyer.  The passing of title to the customer is based on the terms of the sales contract.  Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery.  The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing market price.

Variations between the price recorded at the delivery date and the final price set under the sales contracts are caused by changes in market prices, and result in an embedded derivative in accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in sales in the consolidated statement of income.  Sales of metal concentrates are net of refining and treatment charges.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metals prices, weights, and assays as of a date that is typically one, two, or three months after the delivery date.  Typically, the adjustment is based on an inspection of the concentrate by the customer and in certain cases an inspection by a third party.  The Company records adjustments to revenues monthly based on quoted spot prices for the expected settlement period.  Adjustments for weights and assays are recorded when results are determinable or on final settlement.

Page 8

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

d)

Borrowing Costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

•

expenditures for the qualifying asset are being incurred;

•

borrowing costs are being incurred; and,

•

activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are ready for their intended use are expenses in the period in which they are incurred.

Borrowing costs, comprised of legal fees and upfront commitment fee, associated with the credit facility for general working capital and future expansion are recorded as Accounts Receivable and Other Assets and amortized over the term of the credit facility.

All other borrowing costs are expensed in the period in which they are incurred.

e)

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions.  Under this method, the cost of share options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.  Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

i.

Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model.  The fair value of the options is expensed over the graded vesting period of the options.

Page 9

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Share-Based Payments (continued)

ii.

Deferred Share Unit (“DSU”) Plan

The Company’s DSUs are cash settled.  The DSU compensation liability is accounted for based on the number of DSUs outstanding and the quoted market value of the Company’s common shares at the financial position date.  The year-over-year change in the DSU compensation liability is recognized in income.

iii.

Share Unit Plan

The Company’s amended and restated share unit plan (the “SU Plan”) covers all restricted share units (“RSUs”) and performance share units (“PSUs”) granted by the Company on and after March 1, 2015.  All RSUs granted prior to March 1, 2015, are governed under the restricted share unit plan dated November 12, 2010.

a)

RSUs

The Company’s RSUs are settled in cash.  The RSUs compensation liability is accounted for based on the number of RSUs outstanding and the quoted market value of the Company’s common shares at the financial position date.  The Company recognizes a compensation cost in operating income on a graded vesting basis for each RSUs granted equal to the quoted market value of the Company’s common shares at the date of which RSUs are awarded to each participant prorated over a specified period of time and adjusts for changes in the fair value until the end of the term of the RSUs.  The cumulative effect of the change in fair value is recognized in income in the period of change.

b)

PSUs

The Company’s PSUs are settled in cash.  The fair value of the estimated number of PSUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within selling, general and administrative expenses in the consolidated statement of income over the vesting period, with a corresponding amount recorded as a liability.  Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period.  The fair value of PSUs are estimated on a graded vesting basis for each PSUs granted equal to the quoted market value, up to a maximum of two times the grant price, of the Company’s common shares.

f)

Financial Instruments

i.

Financial Assets

The Company classifies all financial assets as either fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), loans and receivables, or available-for-sale “(AFS”).  The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

Page 10

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)

Financial Instruments (continued)

i.

Financial Assets (continued)

a)

Financial Assets at Fair Value Through Profit or Loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is a designated FVTPL on initial recognition.  A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term.

Financial assets classified as FVTPL are stated at fair value with any resulting gain or loss recognized in income or loss in the period in which they arise.  Transaction costs related to financial assets classified as FVTPL are recognized immediately in net income (loss).

b)

Held-to-Maturity (“HTM”)

HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs.  The Company does not have any assets classified as HTM investments.

c)

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially measured at fair value, net of transaction costs and are classified as current or non-current assets based on their maturity date.  They are carried at amortized cost less any impairment.  The impairment loss of receivables is based on a review of all outstanding amounts at each reporting period.  Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would not be significant.

d)

Available-For-Sale (“AFS”) Assets

AFS financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

AFS financial assets are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until realized through disposal or impairment. Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect prolonged or significant decline in the value of the assets. Realized gains and losses on the disposal of available-for-sale securities are recognized in the consolidated statement of income.

The Company does not have any assets classified as AFS.

Page 11

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)

Financial Instruments (continued)

i.

Financial Assets (continued)

e)

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

•

significant financial difficulty of the issuer or counterparty;

•

default or delinquency in interest or principal payments; or

•

it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets at amortized cost, excluding trade receivables, is directly reduced by the impairment loss.  The carrying amount of trade receivables is reduced through the use of an allowance account.  When a trade receivable is considered uncollectable, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in income or loss.

With the exception of AFS equity instruments, if in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through income or loss.  On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had an impairment not been recognized.

f)

Derecognition of Financial Assets

A financial asset is derecognized when:

•

the contractual right of the asset’s cash flows expire; or

•

if the Company transfers the financial asset and substantially all risks and reward of ownership to another entity.

Page 12

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)

Financial Instruments (continued)

ii.

Financial Liabilities

Long term debt and other financial liabilities are recognized initially at the fair value, net of transaction costs incurred, and are subsequently stated at amortized cost.  Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

iii.

Derivative Instruments

Derivatives instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts.  Changes in the fair values of derivative instruments are recognized in the consolidated statement of income with exception of derivatives designated as effective cash flow hedges.

Derivatives not being accounted for as hedges and are categorized as held-for-trading.  Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.

Fair value of the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.  Gains or losses are recorded in the consolidated statement of income.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the effective portion of any gain or loss on the hedging instrument is recognized in other comprehensive income (“OCI”) and the ineffective portion is reported as an gain (loss) on derivatives in the consolidated statement of income.

Hedge accounting is discontinued prospectively when:

•

the hedge instrument expires or is sold, terminated, or exercised;

•

the hedge no longer meets the criteria for hedge accounting; and,

•

the Company revokes the designation.

The Company considers derecognition of a cash flow hedge when the related forecast transaction is no longer expected to occur.  If the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in OCI from the period when the hedge was effective remains separately in equity until the forecast transaction occurs or is no longer expected to occur.  Otherwise, the cumulative gain or loss on the hedge instrument that has been recognized in OCI from the period when the hedge was effective is reclassified from equity to profit or loss.

Page 13

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)

Financial Instruments (continued)

iv.

Classification and Subsequent Measurements

The Company has designated each of its significant categories of financial instruments as follows:

Financial Instrument	Classification	Measurement

Cash and Cash Equivalents	FVTPL	Fair value
Short Term Investments	FVTPL	Fair value
Derivative Assets	FVTPL	Fair value
Trade Receivable from Concentrate Sales	FVTPL	Fair value
Other Accounts Receivables	Loans and receivables	Amortized cost
Long Term Receivables	Loans and receivables	Amortized cost

Trade and Other Payables	Other liabilities	Amortized cost
Bank Loan	Other Liabilities	Amortized cost
Derivative Liabilities	FVTPL	Fair value
Income Tax Payable	Other liabilities	Amortized cost
Lease and Long Term Liabilities	Other liabilities	Amortized cost

v.

Effective Interest Method

The effective interest method calculates the amortized cost of a financial instrument and allocates interest income or expense over the corresponding period.  The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition.  Income or expense is recognized on an effective interest basis for instruments other than those financial instruments classified as FVTPL.

g)

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Refer to Note 12. a).

Page 14

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

h)

Significant Accounting Judgments and Estimates

The preparation of these Financial Statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

Page 15

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

h)

Significant Accounting Judgments and Estimates (continued)

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Page 16

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

i)

Significant Changes Including Initial Adoption of Accounting Standards

There has been no significant changes in the accounting standards for the period ended March 31, 2015.

j)

New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011) (Amendment)

On September 11, 2014, the IASB issued narrow-scope amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective from annual periods commencing on or after January 1, 2016.

IFRS 11 Joint Arrangements (Amendment)

The amendment to IFRS 11 Joint Arrangements adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.  The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.  Transactions before the adoption date are grandfathered.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment)

The amendment to IAS 16 Property, plant and equipment and IAS 38 Intangible assets on depreciation and amortisation clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendment also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. The amendment is effective for annual period starting on or after January 1, 2016, with earlier application permitted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.   IFRS 15 is effective for annual periods starting on or after January 1, 2017, with earlier application permitted.

Page 17

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

j)

New Accounting Standards (continued)

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)

The amendment to IFRS 9 Financial Instruments which includes the new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments; Recognition and Measurement and IFRS 7 Financial Instruments; Disclosures.  IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments - Expected Credit Losses

On 24 July 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2018.  Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

3.

Accounts Receivable and Other Assets and Deposits on Long Term Assets

The current accounts receivables and other assets are comprised of the following:

	March 31, 2015	December 31, 2014
Trade receivables from concentrate sales	$17,857	$16,573
Current portion of long term receivables	121	209
Current portion of borrowing costs	-	244
Advances and other receivables	2,312	2,906
GST and value added tax receivable	186	653
Accounts receivable and other assets	$20,476	$20,585

Page 18

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

3.

Accounts Receivable and Other Assets and Deposits on Long Term Assets (continued)

Deposits on long term assets include non-current accounts receivable and other assets are comprised of the following:

	March 31, 2015	December 31, 2014
Long term receivables and borrowing costs	$149	$542
Long term transaction costs	344	-
Less: current portion of long term receivables	(121)	(209)
Less: current portion of long term borrowing costs	-	(244)
Non-current portion of long term receivables	28	28
Non-current portion of borrowing costs	-	61
Non-current portion of transaction costs	344
Deposits on equipment	2,172	516
Deposits paid to contractors	1,446	1,358
Deposits on long term assets	$3,990	$1,963

As at March 31, 2015, the Company had $881 trade receivables (2014: $nil) which were over 90 days with no impairment.  The Company’s allowance for doubtful accounts is $nil for all reporting periods.

As at March 31, 2015, the unamortized borrowing costs of $305, associated with the April 23, 2013 amended and restated credit agreement with the Bank of Nova Scotia, has been written off to selling, general and administrative expenses as the Company has entered into an amended and restated credit agreement effective on March 25, 2015.

As at March 31 2015, the Company has capitalized $344 (2014: $nil) of transaction costs comprised of legal fees and upfront commitment fee in connection with the amended and restated credit agreement with the Bank of Nova Scotia entered into March 25, 2015.  The transaction costs will be reclassified to bank loan and amortized using the effective interest method upon the draw down of the credit facility.  Refer to Note 12. d).

The aging analysis of these trade receivables from concentrate sales is as follows:

	March 31, 2015	December 31, 2014
0-30 days	$16,674	$16,157
31-60 days	68	416
61-90 days	234	-
over 90 days	881	-
	$17,857	$16,573

Page 19

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

4.

Inventories

	March 31, 2015	December 31, 2014
Concentrate stock piles	$1,848	$1,575
Ore stock piles	4,263	4,992
Materials and supplies	8,011	8,370
Total inventories	$14,122	$14,937

For the three months ended March 31, 2015, $18,481 (2014: $18,768) of inventory was expensed in cost of sales.

5.

Mineral Properties, Plant and Equipment

	Mineral Properties Non-Depletable (Tlacolula, El Sombrero)	Mineral Properties Depletable (Caylloma and San Jose)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Period ended March 31, 2015
Opening carrying amount, January 1, 2015	$1,348	$139,191	$13,345	$67,678	$8,009	$151	$876	$3,251	$233,849
Additions	130	3,705	282	23	650	160	-	1,161	6,111
Depreciation	-	(3,286)	(691)	(1,702)	(289)	(26)	(104)	-	(6,098)
Adjustment on currency translation	-	(166)	-	(7)	(1)	-	-	-	(174)
Closing carrying amount, March 31, 2015	$1,478	$139,444	$12,936	$65,992	$8,369	$285	$772	$4,412	$233,688

As at March 31, 2015
Cost	$1,478	$199,348	$26,050	$85,960	$11,866	$787	$3,991	$4,412	$333,892
Accumulated depreciation	-	(59,904)	(13,114)	(19,968)	(3,497)	(502)	(3,219)	-	(100,204)
Closing carrying amount, March 31, 2015	$1,478	$139,444	$12,936	$65,992	$8,369	$285	$772	$4,412	$233,688

Page 20

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

5.

Mineral Properties, Plant and Equipment (continued)

	Mineral Properties Non-Depletable (Tlacolula)	Mineral Properties Depletable (Caylloma and San Jose)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2014
Opening carrying amount, January 1, 2014	$1,277	$127,141	$14,301	$55,574	$5,215	$197	$1,406	$11,850	$216,961
Additions	71	21,016	1,297	228	1,147	60	-	16,516	40,335
Disposals	-	-	(69)	(28)	(1)	(7)	(28)	-	(133)
Depreciation	-	(13,395)	(2,602)	(5,619)	(883)	(99)	(502)	-	(23,100)
Reclassification	-	4,633	418	17,531	2,533	-	-	(25,115)	-
Adjustment on currency translation	-	(204)	-	(8)	(2)	-	-	-	(214)
Closing carrying amount, December 31, 2014	$1,348	$139,191	$13,345	$67,678	$8,009	$151	$876	$3,251	$233,849

As at December 31, 2014
Cost	$1,348	$196,093	$25,768	$85,947	$11,220	$627	$3,991	$3,251	$328,245
Accumulated depletion and depreciation	-	(56,902)	(12,423)	(18,269)	(3,211)	(476)	(3,115)	-	(94,396)
Closing carrying amount, December 31, 2014	$1,348	$139,191	$13,345	$67,678	$8,009	$151	$876	$3,251	$233,849

As at March 31, 2015, the non-depletable mineral property includes the Tlacolula and El Sombrero properties (2014: Tlacolula property).

a)

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary, Cuzcatlan, holds an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company described further in Note 7. a)).

The Company can earn the Interest by spending $2,000 on exploration of the property, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, and by making staged payments totalling $300 in cash and providing $250 in common shares of the Company to Radius according to the following schedule:

➢

$20 in cash and $20 cash equivalent in shares upon stock exchange approval;

➢

$30 in cash and $30 cash equivalent in shares by January 15, 2011;

➢

$50 in cash and $50 cash equivalent in shares by January 15, 2012;

➢

$50 in cash and $50 cash equivalent in shares by January 15, 2013;

Page 21

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

5.

Mineral Properties, Plant and Equipment (continued)

a)

Tlacolula Property (continued)

➢

$50 in cash by January 19, 2015; and,

➢

$100 in cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.  Radius has the right to terminate the agreement if the option is not exercised by January 31, 2017.

As at March 31, 2015, the Company had issued an aggregate of 34,589 (2014: 34,589) common shares of the Company, with a fair market value of $150 (2014: $150), and paid $200 (2014: $150) in cash according to the terms of the option agreement.  Refer to Note 7. a).

6.

Trade and Other Payables

	March 31, 2015	December 31, 2014
Trade accounts payable	$10,401	$10,105
Payroll payable	9,202	8,005
Due to related party (Note 7. c))	8	9
Restricted share unit payable	1,214	1,386
Other payables	2,966	1,962
	$23,791	$21,467

7.

Related Party Transactions

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Three months ended March 31,
Transactions with related parties	2015	2014
Salaries and wages [1,2]	$32	$15
Other general and administrative expenses [2]	51	62
	$83	$77

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for general overhead costs incurred on behalf of the Company. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

Page 22

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

7.

Related Party Transactions (continued)

a)

Purchase of Goods and Services (continued)

In 2015, the Company paid $50 in cash to Radius under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.  Refer to Note 5. a).

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid and payable to key management for services is shown below:

	Three months ended March 31,
	2015	2014
Salaries and other short term employee benefits	$1,243	$1,890
Directors fees	98	113
Consulting fees	36	41
Share-based payments	729	2,532
	$2,106	$4,576

Consulting fees includes fees paid to two non-executive directors in both 2015 and 2014.

c)

Period End Balances Arising From Purchases of Goods/Services

Amounts due to related party	March 31, 2015	December 31, 2014
Owing to a company with common directors [3]	$8	$9

3 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

Page 23

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

8.

Other Liabilities

Other liabilities are comprised of the following:

	March 31, 2015	December 31, 2014
Long term liabilities (a)	$41	$38
Deferred share units (Note 10. c))	3,842	3,762
Restricted share units (Note 10. d))	695	861
	4,578	4,661
Less: current portion of other liabilities	-	-
Other liabilities, non-current	$4,578	$4,661

a)

Long Term Liabilities

The Company’s Mexican operation is required to provide a seniority premium to all employees as required under Mexican labor law.  The seniority premium, equal to 12 days of salary for each year of services rendered and is subject to a salary limitation of up to twice the minimum wage, is payable to employees who: (i) voluntarily leave their employment after completing 15 years of service; (ii) leave their employment for just cause; (iii) are dismissed by the Company with or without just cause; or (iv) die during the labor relationship, in such event their beneficiaries must receive such premium. In addition, an employee dismissed without cause has the option to be reinstated to his or her former job instead of receiving the seniority payment, provided the employee does not work in a white-collar position.

A summary of the Company’s long term liabilities for seniority premium are presented below:

Seniority Premium Total
At March 31, 2015
Discount rate	7.5%
General wage increase
Regular employees	5.0%
Unionized employees	4.5%
Increase in minimum wage	4.0%
Long term inflation rate	4.0%

Total seniority premium – December 31, 2013	$27
Seniority premium expense	18
Foreign exchange differences	(5)
Cash payments	(2)
Total seniority premium – December 31, 2014	$38
Seniority premium expense	4
Foreign exchange differences	(1)
Total seniority premium – March 31, 2015	$41

Page 24

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

9.

Provisions

A summary of the Company’s provisions for decommissioning and restoration liabilities are presented below:

	Decommissioning and Restoration Liabilities
	Caylloma Mine	San Jose Mine	Total
At March 31, 2015
Anticipated settlement date to	2028	2026
Undiscounted value of estimated cash flow	$8,113	$6,727	$14,840
Estimated mine life (years)	8	9
Discount rate	3.81%	5.90%
Inflation rate	2.00%	3.47%

Total provisions – December 31, 2013	$6,758	$3,976	$10,734
Increase to existing provisions	695	1,863	2,558
Accretion of provisions	398	345	743
Foreign exchange differences	(553)	(613)	(1,166)
Cash payments	(111)	(60)	(171)
Total provisions – December 31, 2014	$7,187	$5,511	$12,698
Less: current portion	(256)	(553)	(809)
Non current – December 31, 2014	$6,931	$4,958	$11,889
Total provisions – December 31, 2014	$7,187	$5,511	$12,698
Increase to existing provisions	579	(135)	444
Accretion of provisions	70	(278)	(208)
Foreign exchange differences	(272)	(137)	(409)
Cash payments	-	(1)	(1)
Total provisions – March 31, 2015	$7,564	$4,960	$12,524
Less: current portion	(287)	(597)	(884)
Non current – March 31, 2015	$7,277	$4,363	$11,640

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s decommissioning and restoration liability relating to the Caylloma and San Jose mines are subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, plant and equipment balance. Adjustments to the carrying amounts of the related mineral properties, plant and equipment balance can result in a change to the future depletion expense.

Page 25

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

10.

Share Capital

a)

Unlimited Common Shares Without Par Value

As at March 31, 2015, the Company had issued an aggregate of 34,589 (2014: 34,589) common shares of the Company, with a fair market value of $150 (2014: $150), and paid $200 (2014: $150) in cash according to the terms of the option agreement.  Refer to Note 5. a).

b)

Share Options

The Company’s Stock Option Plan (the “Plan”) dated April 11, 2011 was approved by the shareholders at the Company’s annual general meeting held on May 26, 2011.  On April 21, 2015 the Board approved amendments to the Plan which do not require shareholder approval.  The Plan provides that from May 9, 2011, the number of common shares of the Company issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equaled 9.92% of the total number of issued and outstanding common shares of the Company as at April 11, 2011.  As at March 31, 2015, the number of common shares available for issuance under the Plan is 2,817,098.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate. The following is a summary of share option transactions:

	March 31, 2015		December 31, 2014
	Shares (in 000’s)	Weighted average exercise price (CAD$)	Shares (in 000's)	Weighted average exercise price (CAD$)
Outstanding at beginning of the period	2,944	$3.25	6,437	$3.42
Granted	902	4.79	828	4.30
Exercised	(308)	4.03	(2,564)	3.68
Forfeited	-	-	(70)	5.26
Expired	-	-	(1,687)	4.55
Outstanding at end of the period	3,538	$3.58	2,944	$3.25
Vested and exercisable at end of the period	1,814	$2.89	1,776	$2.80

During the three months ended March 31, 2015, 901,969 share purchase options with a term of five years were granted with an exercise price of CAD$4.79, vesting 50% after one year and 100% after two years from the grant date.

Page 26

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

10.

Share Capital (continued)

b)

Share Options (continued)

During the three months ended March 31, 2015, 308,100 share purchase options with an exercise price of CAD$4.03 were exercised.

During the three months ended March 31, 2015, the Company recorded a share-based payment charge of $288 (2014: $607) in respect to options granted and vested.

The assumptions used to estimate the fair value of the share purchase options granted during the three months ended March 31, 2015 and 2014 were as follows:

	Three months ended March 31,
	2015	2014
Risk-free interest rate	0.45%	1.19%
Expected stock price volatility	61.22%	59.29%
Expected term in years	3	3
Expected dividend yield	0%	0%
Expected forfeiture rate	5.25%	4.15%

The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The weighted average fair value per share purchase option was CAD$4.86 (2014: CAD$4.30).

The following table summarizes information related to stock options outstanding and exercisable at March 31, 2015:

Exercise price in CAD$	Number of outstanding share purchase options (in 000's)	Weighted average remaining contractual life of outstanding share purchase options (years)	Weighted average exercise price on outstanding share purchase options CAD$	Exercisable share purchase options (in 000's)	Weighted average exercise price on exercisable share purchase options CAD$
$0.85 to $0.99	270	3.5	$0.85	270	$0.85
$1.00 to $1.99	274	1.0	1.44	274	1.44
$2.00 to $2.99	250	1.8	2.22	250	2.22
$3.00 to $3.99	889	1.2	3.38	397	3.38
$4.00 to $4.99	1,806	3.2	4.51	574	4.18
$6.00 to $6.67	49	1.9	6.67	49	6.67
$0.85 to $6.67	3,538	2.4	$3.58	1,814	$2.89

The weighted average remaining life of vested share purchase options at March 31, 2015 was 1.6 years (December 31, 2014: 1.5 years).

Page 27

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

10.

Share Capital (continued)

c)

Deferred Share Units (“DSU”) Cost

During 2010, the Company implemented a DSU plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors.  All grants under the plan are fully vested upon credit to an eligible directors’ account.

During the three months ended March 31, 2015, the Company granted 187,890 (2014: 244,188) DSU with a market value of CAD$900 (2014: CAD$1,050), at the date of grants, to non-executive directors.

As at March 31, 2014, there are 1,016,419 (2014: 828,529) DSU outstanding with a fair value of $3,842 (2014: $3,762).  Refer to Note 8.

d)

RSUs Cost

The Company’s SU Plan covers all RSUs and PSUs granted by the Company on and after March 1, 2015.  All RSUs granted prior to March 1, 2015, are governed under the restricted share unit plan dated November 12, 2010.

The RSUs entitle employees or officers to cash payments which vest and are payable in installments over a period of up to three years following the date of the award.  The RSUs payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to vesting date multiplied by the number of RSUs held.

During the three months ended March 31, 2015, the Company granted 385,740 (2014: 424,425) RSU with a market value of CAD$1,848 (2014: CAD$1,825), at the date of grant, to an executive director and officer (151,651), officers (205,185), and employees (28,904), payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant.

As at March 31, 2015, there were 1,142,551 (2014: 822,625) RSUs outstanding with a fair value of $1,910 (2014: $2,247).  Refer to Note 6 and Note 8.

e)

PSUs Cost

The cash settled PSUs are performance-based awards for the achievement of specified performance metrics by specified deadlines, which vest in installments over a three year period.  Any PSUs for which the performance metrics have not been achieved shall automatically be forfeited and cancelled.  The PSUs for which the performance metrics have been achieved will vest and the PSU payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to the vesting date multiplied by the number of PSUs held.

Page 28

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

10.

Share Capital (continued)

e)

PSUs Cost (continued)

During the three months ended March 31, 2015, the Company granted 1,236,620 (2014: nil) PSU with a market value of CAD$5,923 (2014: $nil), at the date of grant, to an executive director and officer (758,255) and officers (478,365), payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant if certain performance metrics are achieved.  For PSUs that vest under this grant, the payout will be paid up to a maximum of two times the grant price.

A total of 1,236,620 PSUs are outstanding as of March 31, 2015.  The fair value of PSUs are calculated using graded vesting over whole months thereby resulting in a fair value of $nil as at March 31, 2015.

f)

Earnings per Share

i.

Basic

Basic earnings per share is calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

The following table sets forth the computation of basic earnings per share:

	Three months ended March 31,
	2015	2014
Income available to equity owners	$3,854	$4,853
Weighted average number of shares (in '000's)	128,809	126,008
Earnings per share - basic	$0.03	$0.04

ii.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares.  The following table sets forth the computation of diluted earnings per share:

	Three months ended March 31,
	2015	2014
Income available to equity owners	$3,854	$4,853
Weighted average number of shares ('000's)	128,809	126,008
Incremental shares from share options	1,148	1,086

Weighted average diluted shares outstanding (‘000’s)	129,957	127,094
Earnings per share - diluted	$0.03	$0.04

For the three months ended March 31, 2015, excluded from the calculation were 49,084 (2014: 2,626,835) anti-dilutive options with exercise price of CAD$6.67 (2014: ranging from CAD$4.30 to CAD$6.67).

Page 29

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

11.

Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

The capital of the Company consists of equity and available credit facility, net of cash.  The Board of Directors has not established a quantitative return on capital criteria for management.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at March 31, 2015, are sufficient for its present needs for at least the next 12 months.

The Company, under the credit facility, shall maintain at all times, on a consolidated basis, a tangible net worth in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, plus (b) 50% of positive quarterly net income earned after June 30, 2014 plus (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.  Tangible net worth is defined as shareholders’ equity less all amounts that would be included on a consolidated statement of financial position of the Company as amounts owed by the Company or as intangibles.  Intangibles includes, without limitation, such personal property as goodwill, copyrights, patents and trademarks, franchises, licences of intellectual property rights, research and development costs, but, for greater certainty, excludes accounts receivable, prepaids, future tax assets and deferred development costs.

The Company’s overall strategy with respect to capital risk management remained unchanged during the year.

12.

Management of Financial Risk

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Page 30

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

12.

Fair Value Measurements of Financial Instruments (continued)

a)

Fair Value Measurements of Financial Instruments (continued)

During the three months ended March 31, 2015, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At March 31, 2015	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$42,980	$-	$-	$42,980
Short term investments	34,209	-	-	34,209
Trade receivable from concentrate sales [1]	-	17,857	-	17,857
	$77,189	$17,857	$-	$95,046

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

1 The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for zinc and lead, the average London Bullion Market Association A.M. and P.M. fix (“London A.M. fix” and “London P.M. fix”) for gold and silver, and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2014	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$42,867	$-	$-	$42,867
Short term investments	34,391	-	-	34,391
Trade receivable from concentrate sales [1]	-	16,573	-	16,573
	$77,258	$16,573	$-	$93,831

Page 31

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

12.

Management of Financial Risk (continued)

a)

Fair Value Measurements of Financial Instruments (continued)

ii.

Fair Value of Financial Assets and Liabilities

	March 31, 2015		December 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents [1]	$42,980	$42,980	$42,867	$42,867
Short term investments [1]	34,209	34,209	34,391	34,391
Trade receivable from concentrate sales [2]	17,857	17,857	16,573	16,573
Advances and other receivables	2,312	2,312	2,906	2,906
	$97,358	$97,358	$96,737	$96,737
Financial liabilities
Trade and other payables [1]	$22,577	$22,577	$20,081	$20,081
Other liabilities [3]	41	41	38	38
Income tax payable [1]	2,459	2,459	9,745	9,745
	$25,077	$25,077	$29,864	$29,864

1 Fair value approximates the carrying amount due to short term nature and historically negible credit losses.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Other liabilities are recorded at amortized costs. The fair value of other liabilities are primarily determined using quoted market prices. Balance includes current portion of other liabilities.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

Page 32

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

12.

Management of Financial Risk (continued)

b)

Currency Risk (continued)

As at March 31, 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

	March 31, 2015				December 31, 2014
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$7,107	S/.	989	$80,424	$2,695	S/.	8,633	$56,739
Short term investments	4,513		-	-	7,696		-	-
Accounts receivable and other assets	19		2,909	10,207	897		4,190	15,692
Deposits on long term assets and long term borrowing costs	-		-	34,045	71		-	19,096
Trade and other payables	(2,375)		(12,397)	(158,980)	(2,231)		(12,387)	(117,848)
Provisions, current	-		(887)	(9,053)	-		(767)	(8,138)
Income tax payable	-		(1,113)	(37,267)	-		(37)	(143,426)
Other liabilities	(5,737)		-	(619)	(5,376)		-	(563)
Provisions	-		(22,532)	(66,137)	-		(20,710)	(73,001)
Total	$3,527	S/.	(33,031)	$(147,380)	$3,752	S/.	(21,078)	$(251,449)
Total US$ equivalent	$2,789		$(10,665)	$(9,725)	$3,226		$(7,052)	$(17,084)

Based on the above net exposure as at March 31, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $310 (2014: $358) and an impact to net income of $2,266 (2014: $2,682).

The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance.  In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationship of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant.  Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

Page 33

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

12.

Management of Financial Risk (continued)

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at March 31, 2015 is as follows:

	March 31, 2015	December 31, 2014
Cash and cash equivalents	$42,980	$42,867
Short term investments	34,209	34,391
Accounts receivable and other assets	20,476	20,585
	$97,665	$97,843

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

Page 34

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

12.

Management of Financial Risk (continued)

d)

Liquidity Risk (continued)

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at March 31, 2015
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$23,791	$-	$-	$-	$23,791
Bank loan	-	-	-	-	-
Derivative liabilities	-	-	-	-	-
Income tax payable	2,459	-	-	-	2,459
Other liabilities	-	4,578	-	-	4,578
Operating leases	733	1,031	92	-	1,856
Provisions	966	1,055	1,513	11,306	14,840
	$27,949	$6,664	$1,605	$11,306	$47,524

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 14. c).

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60 million senior secured financing (“credit facility”) consisting of a $40 million term credit facility with a 4 year term and a $20 million revolving credit facility for a two year period.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

On April 1, 2015, the $40 million term credit facility was drawn down.

e)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $1 change in income on an annualized basis.

On March 25, 2015, the Company entered into an $40 million interest rate swap, effective for April 1, 2015 as a cash flow hedge to the credit facility (refer to Note 12. d)).

Page 35

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

12.

Management of Financial Risk (continued)

f)

Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, and lead sold through its mineral concentrate products.  As a matter of policy, the Company does not hedge its silver production.

A 10% change in zinc, lead, silver, and gold prices would cause a $366, $222, $1,751, $763, respectively, change in net earnings on an annualized basis.

The Company also enters into provisional concentrate contracts to sell the silver-gold, zinc, lead-silver concentrates produced by the San Jose and Caylloma mines. For the three months ended March 31, 2015, the impact of price adjustments was income of $345 (2014: income $418).

13.

Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in three countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby management are responsible for achieving specified business results within a framework of global policies and standards.  Country corporate offices provide support infrastructure to the mine in addressing local and country issues including financial, human resources, and exploration support.

Products are silver, gold, lead, zinc and copper produced from mines in Peru and Mexico, as operated by Bateas and Cuzcatlan, respectively.  Segments have been aggregated where operations in specific regions have similar products, production processes, types of customers and economic environment.

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions.  The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units.  The segment information for the reportable segments for the three months ended March 31, 2015 and 2014 are as follows:

Page 36

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

13.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended March 31, 2015
Sales to external customers by product	$-	$14,604	$25,200	$39,804
Silver-gold concentrates	$-	$-	$25,200	$25,200
Silver-lead concentrates	$-	$10,617	$-	$10,617
Zinc concentrates	$-	$3,987	$-	$3,987
Cost of sales*	$-	$11,901	$15,322	$27,223
Depletion and depreciation**	$334	$2,084	$3,992	$6,410
Selling, general and administrative expenses*	$3,225	$690	$660	$4,575
Exploration and evaluation costs	$45	$-	$-	$45
Interest income	$29	$35	$33	$97
Interest expense	$97	$70	$(279)	$(112)
(Loss) income before tax	$(3,338)	$1,978	$9,530	$8,170
Income taxes	$14	$1,524	$2,778	$4,316
(Loss) income for the period	$(3,351)	$453	$6,752	$3,854
Capital expenditures***	$14	$1,229	$4,833	$6,076

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

*** segmented capital expenditures are presented on a cash basis

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended March 31, 2014
Sales to external customers	$-	$16,628	$28,852	$45,480
Silver-gold concentrates	$-	$-	$28,852	$28,852
Silver-lead concentrates	$-	$12,463	$-	$12,463
Zinc concentrates	$-	$4,165	$-	$4,165
Cost of sales*	$-	$12,142	$16,134	$28,276
Depletion and depreciation**	$139	$1,801	$4,105	$6,045
Selling, general and administrative expenses*	$6,010	$819	$1,114	$7,943
Other operating recoveries	$-	$(12)	$-	$(12)
Interest income	$21	$24	$16	$61
Interest expense	$101	$103	$64	$268
(Loss) income before tax	$(6,091)	$3,601	$11,556	$9,066
Income taxes	$99	$1,205	$2,909	$4,213
(Loss) income for the period	$(6,190)	$2,396	$8,647	$4,853
Capital expenditures***	$3	$1,958	$8,042	$10,003

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

*** segmented capital expenditures are presented on a cash basis

Page 37

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

13.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
As at March 31, 2015
Mineral properties, plant and equipment	$497	$65,849	$167,342	$233,688
Total assets	$18,745	$111,547	$220,968	$351,260
Total liabilities	$8,766	$20,600	$44,930	$74,296
As at December 31, 2014
Mineral properties, plant and equipment	$539	$66,570	$166,740	$233,849
Total assets	$20,804	$110,499	$219,007	$350,310
Total liabilities	$8,153	$19,813	$49,631	$77,597

The segment information by geographical region for the three months ended March 31, 2015 and 2014 are as follows:

Reportable Segments	Canada	Peru	Mexico	Total
Three months ended March 31, 2015
Sales to external customers by product	$-	$14,604	$25,200	$39,804
Silver-gold concentrates	$-	$-	$25,200	$25,200
Silver-lead concentrates	$-	$10,617	$-	$10,617
Zinc concentrates	$-	$3,987	$-	$3,987
Three months ended March 31, 2014
Sales to external customers by product	$-	$16,628	$28,852	$45,480
Silver-gold concentrates	$-	$-	$28,852	$28,852
Silver-lead concentrates	$-	$12,463	$-	$12,463
Zinc concentrates	$-	$4,165	$-	$4,165

Reportable Segments	Canada	Peru	Mexico	Total
As at March 31, 2015
Non current assets	$2,377	$66,554	$168,903	$237,834
As at December 31, 2014
Non current assets	$2,323	$67,196	$166,419	$235,938

Page 38

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

13.

Segmented Information (continued)

For the three months ended March 31, 2015, there were six (2014: four) customers, respectively, represented 100% of total sales to external customers as follows:

External Sales by Customer	Three months ended March 31,
and Region	2015		2014
Customer 1	$10,617	73%	$6,330	38%
Customer 2	-	0%	6,103	37%
Customer 3	(11)	0%	4,195	25%
Customer 4	(18)	0%	-	0%
Customer 5	4,016	27%	-	0%
Bateas/Peru	$14,604	100%	$16,628	100%
% of total sales	37%		37%
Customer 1	$25,105	100%	$28,852	100%
Customer 2	95	0%	-	0%
Cuzcatlan/Mexico	$25,200	100%	$28,852	100%
% of total sales	63%		63%
Consolidated	$39,804	100%	$45,480	100%
% of total sales	100%		100%

14.

Contingencies and Capital Commitments

a)

Bank Letter of Guarantee

The Caylloma Mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.  In March 2013 the closure plan was updated with total closure costs of $7,996 of which $4,167 is subject to annual collateral in the form of a letter of guarantee.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’ mine closure plan, in the amount of $1,842 (2014: $1,842). This bank letter of guarantee expires on December 31, 2015.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with the electric transmission line project, in the amount of $3 (2014: $3). This bank letter of guarantee expires on December 6, 2015.

Page 39

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

14.

Contingencies and Capital Commitments (continued)

a)

Bank Letter of Guarantee (continued)

Scotiabank Peru, a third party, has established a bank letter of guarantee, for office rental, on behalf of Bateas in favor of Centro Empresarial Nuevo Mundo S.A.C., in the amount of $58 (2014: $58). This bank letter of guarantee expires on July 18, 2015.

b)

Capital Commitments

As at March 31, 2015, there are no capital commitments.

c)

Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract period is 10 years and expires in 2017, after that it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $19 per month and the average monthly charge for 2015 is $202.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 12. d).

Page 40

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

14.

Contingencies and Capital Commitments (continued)

c)

Other Commitments (continued)

The expected payments due by period as at March 31, 2015 are as follows:

	Expected payments due by period as at March 31, 2015
	Less than 1 year	1 - 3 years	4 -5 years	Total
Office premises – Canada	$121	$361	$92	$574
Office premises – Peru	399	480	-	879
Office premises – Mexico	11	-	-	11
Total office premises	$531	$841	$92	$1,464
Computer equipment – Peru	189	121	-	310
Computer equipment – Mexico	13	-	-	13
Total computer equipment	$202	$121	$-	$323
Machinery – Mexico	-	69	-	69
Total Machinery	$-	$69	$-	$69
Total operating leases	$733	$1,031	$92	$1,856

d)

Tax Contingencies

The Company has been assessed taxes and related interest and penalties, in Peru by SUNAT, for tax years 2010, 2011, and 2012, in the amounts of $1,081, $689, and $102, respectively, for a total of $1,872.  The Company is currently appealing the assessments and believes the appeals with be ruled in favor of the Company.  The Company has provided as a guarantee by way of letter bond in the amount of $776.

e)

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably for the Company.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company.  In the opinion of management, none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

15.

Subsequent event up to May 8, 2015

Subsequent to March 31, 2015, 170,000 share purchase options with an exercise price of CAD$4.03 were exercised resulting in issued and outstanding shares of 129,015,842.

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